AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 17, 2015

Via EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Funds Series Trust (File No. 333-207502) (on behalf of Pacific Funds Large-Cap)

Dear Ladies and Gentlemen:

Yesterday, Pacific Funds Series Trust (the “Registrant”) filed via the EDGAR system Pre-Effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act of 1933, as amended (“Act”), for the Registrant (File No. 333-207502). This Pre-Effective Amendment is being filed in connection with the reorganization of the Rothschild U.S. Large-Cap Core Fund, a series of the Professionally Managed Portfolios (“Acquired Fund”), with and into Pacific Funds Large-Cap, a series of the Registrant (“Acquiring Fund”), in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all liabilities of the Acquired Fund.

Pursuant to Rule 461 under the Act, the Registrant and Pacific Select Distributors, LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective on November 18, 2015, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Act.

The Registrant hereby acknowledges that: (1) should the U.S. Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011

Should you have any questions please feel free to contact Audrey L. Cheng, Vice President of the Registrant, at (949) 219-3202.

Sincerely,

/s/ Audrey L.Cheng

Audrey L. Cheng

Vice President of the Registrant

/s/ Christine A. Tucker

Christine A. Tucker

Vice President of the Distributor

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Jeffrey S. Puretz, Esq., Dechert LLP

Domenick Pugliese, Esq., Paul Hastings LLP

Christopher E. Palmer, Esq. Goodwin Procter LLP

AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 17, 2015

Via EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Funds Series Trust (File No. 333-207498) (on behalf of Pacific Funds Large-Cap Value)

Dear Ladies and Gentlemen:

Yesterday, Pacific Funds Series Trust (“Registrant”) filed via the EDGAR system Pre-Effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act of 1933, as amended (“Act”), for the Registrant (File No. 333-207498). This Pre-Effective Amendment is being filed in connection with the reorganization of the Rothschild U.S. Large-Cap Value Fund, a series of the Professionally Managed Portfolios (“Acquired Fund”), with and into Pacific Funds Large-Cap Value, a series of the Registrant (“Acquiring Fund”), in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all liabilities of the Acquired Fund.

Pursuant to Rule 461 under the Act, the Registrant and Pacific Select Distributors, LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective on November 18, 2015, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Act.

The Registrant hereby acknowledges that: (1) should the U.S. Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011

Should you have any questions please feel free to contact Audrey L. Cheng, Vice President of the Registrant, at (949) 219-3202.

Sincerely,

/s/ Audrey L.Cheng

Audrey L. Cheng

Vice President of the Registrant

/s/ Christine A. Tucker

Christine A. Tucker

Vice President of the Distributor

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Jeffrey S. Puretz, Esq., Dechert LLP

Domenick Pugliese, Esq., Paul Hastings LLP

Christopher E. Palmer, Esq. Goodwin Procter LLP

AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 17, 2015

Via EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Funds Series Trust (File No. 333-207499) (on behalf of Pacific Funds Small/Mid- Cap, Pacific Funds Small-Cap, Pacific Funds Small-Cap Value and Pacific Funds Small- Cap Growth)

Dear Ladies and Gentlemen:

Yesterday, Pacific Funds Series Trust (“Registrant”) filed via the EDGAR system Pre-Effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act of 1933, as amended (“Act”), for the Registrant (File No. 333-207499). This Pre-Effective Amendment is being filed in connection with the reorganization of the Rothschild U.S. Small/Mid-Cap Core Fund, Rothschild U.S. Small-Cap Core Fund, Rothschild U.S. Small-Cap Value Fund and Rothschild U.S. Small-Cap Growth Fund, each a series of the Professionally Managed Portfolios (“Acquired Funds”), with and into Pacific Funds Small/Mid-Cap, Pacific Funds Small-Cap, Pacific Funds Small-Cap Value and Pacific Funds Small-Cap Growth, respectively, each a series of the Registrant (“Acquiring Funds”), in exchange for shares of the Acquiring Funds and the assumption by the Acquiring Funds of all liabilities of the Acquired Funds.

Pursuant to Rule 461 under the Act, the Registrant and Pacific Select Distributors, LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective on November 18, 2015, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Act.

The Registrant hereby acknowledges that: (1) should the U.S. Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011

Should you have any questions please feel free to contact Audrey L. Cheng, Vice President of the Registrant, at (949) 219-3202.

Sincerely,

/s/ Audrey L.Cheng

Audrey L. Cheng

Vice President of the Registrant

/s/ Christine A. Tucker

Christine A. Tucker

Vice President of the Distributor

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Jeffrey S. Puretz, Esq., Dechert LLP

Domenick Pugliese, Esq., Paul Hastings LLP

Christopher E. Palmer, Esq. Goodwin Procter LLP